Westport

April 19, 2012

U. S. Securities and Exchange Commission

Office of Global Security Risk

Washington, D.C.

USA 20549

Attn.	Ms. Cecilia Blye, Chief
Ms. Jennifer Hardy, Special Counsel

Re:	Westport Innovations Inc. Form 40-F for Fiscal Year Ended December 31, 2011

Dear Ms. Blye:

I am writing in response to your letter to Westport Innovations Inc. (“Westport”) dated March 19, 2012. This letter supersedes and replaces in its entirety our letter of April 13, 2012. With reference to the paragraph numbers used in your letter, Westport responds below to your inquiries.

1.	Please tell us whether the sanctioned countries in which your foreign subsidiaries may do business include Iran, Syria, Sudan or Cuba, which are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan or Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.

Westport’s Italian subsidiaries, OMVL SpA (“OMVL”) and Emer SpA (“Emer”), are the only foreign subsidiaries that have had any business, direct or indirect, related to Iran, Syria, Sudan or Cuba (the “Sanctioned Countries”). Westport acquired OMVL on July 2, 2010 and Emer on July 1, 2011. These companies had made some export sales to customers in Iran prior to the acquisition by Westport. Upon acquisition, Westport required both OMVL and Emer to cease marketing to customers in Iran and to wind down existing contractual commitments as soon as possible.

In 2011, OMVL concluded all contractual commitments to Iranian customers, and since July 2011, OMVL has not shipped any product to Iran and currently has no future plans to do so. OMVL sales to Iranian customers in 2011 represented approximately 1.3% of Westport’s global sales revenue which we believe to be immaterial.

In 2011, Emer sales to its Iranian customers represented less than 0.4% of Westport’s global sales revenue. Emer has made no sales to Iranian customers in 2012.

To Westport’s knowledge, no U.S. persons and/or entities have been involved in these sales by OMVL or Emer.

Otherwise, to Westport’s knowledge, none of Westport nor any of Westport’s foreign subsidiaries conduct business in or with any of the Sanctioned Countries. The following provides a description of the nature and extent of Emer and OMVL’s contacts with Iran, as well as responses to your questions regarding Westport’s business with Cummins, Volvo, Hyundai and Caterpillar.

OMVL

OMVL designs, manufactures and markets fuel systems for gas propelled passenger cars and light duty trucks, and for the conversion of engines from gasoline to compressed natural gas (“CNG”) and liquid petroleum gas (“LPG”). Westport acquired OMVL for its technology, know-how and manufacturing capacity with regard to CNG and LPG fuel systems. [*** Confidential Treatment Requested by Westport 0001]

Suite 101 – 1750 West 75th Avenue :: Vancouver, B.C. :: Canada V6P 6G2 :: t: 604-718-2000 f: 604-718-2001 :: www.westport.com

[*** Confidential Treatment Requested by Westport 0002]

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To Westport’s knowledge, no U.S. persons and/or entities have been involved in OMVL’s sales to Iran. [*** Confidential Treatment Requested by Westport 0005], all products supplied by OMVL to Iranian customers were of Italian origin. No U.S.-origin goods or technology were involved.

All OMVL sales involving these Iranian customers were in Euros.

Emer

Emer is a leading manufacturer and supplier of CNG and LPG valves and other components for light and heavy duty vehicles. The acquisition of Emer allows Westport to supply complete (i.e., from fuel tanks to engines) CNG and LPG systems to its customers. An immaterial portion (approximately [*** Confidential Treatment Requested by Westport 0006]

of Emer’s total 2011 sales since acquisition by Westport were to customers in Iran, notably to two Iranian automobile manufacturers, [*** Confidential Treatment Requested by Westport 0007]

The sales of CNG and LPG valves for light and heavy duty [*** Confidential Treatment Requested by Westport 0008] are not prohibited under Canadian law. Nonetheless, as of approximately July 2011, Westport directed Emer as a matter of corporate policy to phase out and terminate all sales to Iranian customers as soon as possible.

To Westport’s knowledge, no U.S. persons, U.S. entities or U.S.-origin goods and technology have been involved in Emer’s sales to Iran. All products supplied by Emer to Iranian customers were of Italian origin. All Emer’s sales involving these Iranian customers are in Euros.

[*** Confidential Treatment Requested by Westport 0009]

Cummins Westport Inc., Volvo, Hyundai and Caterpillar

Cummins Westport Inc. is a joint venture with Cummins Inc. While Cummins Inc. is a 50 percent owner of Cummins Westport Inc., the scope of the joint venture’s products and the markets in which it operates are much narrower than those of Cummins Inc. To Westport’s knowledge, Cummins Westport Inc. has not sold or distributed products to any of the Sanctioned Countries.

To Westport’s knowledge, none of Volvo, Caterpillar nor Hyundai have sold or distributed Westport products to any of the Sanctioned Countries.

Other than with regard to Emer and OMVL as described above, Westport does not have arrangements that to Westport’s knowledge involve the provision of products or services to the Sanctioned Countries.

2.

Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important

Suite 101 – 1750 West 75th Avenue :: Vancouver, B.C. :: Canada V6P 6G2 :: t: 604-718-2000 f: 604-718-2001 :: www.westport.com in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

On either a quantitative and qualitative basis, Westport does not believe any of the contacts involving Iran described above would present a material investment risk for Westport security holders. Westport does not think that the potential impact of investor sentiment or the potential for reputational harm from any such limited contact with Iran would have a material impact on Westport’s business or results of operations. Westport has a market capitalization of approximately US$2 billion dollars as of today and consolidated revenues for the 12 months ended December 31, 2011 were US$264.7 million dollars. Combined, OMVL and Emer 2011 sales involving Iran (described above) totaled approximately US$4.5 million or less than 2% of Westport’s total 2011 sales and there have been no sales to Iranian customers in 2012.

The potential for foreign subsidiary sales to countries subject to US sanctions and the potential for material fines and penalties, as well as reputational damage, for violation of US sanctions laws is reflected in the section of Westport’s public disclosure referenced in your letter.

The information provided in this letter is provided to the best of Westport’s information and belief following reasonable inquiry.

Further to your request, were hereby confirm that:

1.	Westport is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Westport may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Salman Manki, Westport’s Corporate Counsel, at 604-718-2035 or SManki@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ David R. Demers

David R. Demers

Chief Executive Officer

Westport Innovations Inc.

Suite 101 – 1750 West 75th Avenue :: Vancouver, B.C. :: Canada V6P 6G2 :: t: 604-718-2000 f: 604-718-2001 :: www.westport.com